

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile @ (713) 626-7549</u>

Kevin P. Delaney
Senior Vice President – General Counsel and Secretary
Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

Re: **Quanex Corporation**
Preliminary Proxy Statement on Schedule 14A
Filed on: December 20, 2007
File No.: 001-05725

Dear Mr. Delaney:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Spin-Off, page 3

1. We note from your filing that your stockholders' approval is not needed in connection with the proposed spin-off of the Building Products Group to Quanex's stockholders. However, since the spin-off is a condition to the completion of the merger, we direct your attention to Note A of Schedule 14A which requires you to provide your stockholders with information related to the spin-off and Quanex Building Products Corporation (and other related affiliates) in accordance with Items 11, 13 and 14 of Schedule 14A of Regulation 14A. Please amend your filing to include financial and other information related to the spin-off.

2. We further note that your preliminary proxy statement is missing a discussion in connection with any required filings related to the spin-off. We refer to Division of Corporation Finance Staff Legal Bulleting No. 4 dated September 16, 1997, which addresses the conditions pursuant to which the subsidiary will not register the spin-off under the Securities Act. One of the conditions requires that the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets. Since Building Products Corporation and Building Products LLC are non-reporting subsidiaries, the appropriate subsidiary must register the spun-off shares under the Exchange Act. Please explain how you intend to comply with the registration requirements identified in the staff bulletin. Please inform us if you are in the process of preparing a Form 10 filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patricia Armelin, Accountant, at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director